Cue Biopharma, Inc.
675 W. Kendall Street
Cambridge, MA 02142

December 13, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Irene Paik

Re:	Cue Biopharma, Inc. Registration Statement on Form S-1 File No. 333-220550

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Cue Biopharma, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on Thursday, December 14, 2017, or as soon thereafter as is practicable.

In connection with the foregoing request, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary Schuman

Gary Schuman
Chief Financial Officer